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                           Form 11-K

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549


              Annual Report Pursuant to Section 15(d) of
           The Securities Exchange Act of 1934 (Fee Required)

         /X/    For the fiscal year ended September 30, 1994

                                or

        / /    Transition report Pursuant to Section 15(d) of
          The Securities Exchange Act of 1934 (No Fee Required)

             -------------------------------------

                   Commission File No. 0-3747

             -------------------------------------

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

            THE CATO CORPORATION
            EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            THE CATO CORPORATION
            Human Resources Department
            8100 Denmark Road
            Charlotte, NC  28273
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                      THE CATO CORPORATION
                          FORM 11-K
                       September 30, 1994

                        Table of Contents
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                                                               Page
                                                                No.
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Part I  - Exhibit Index and Related Exhibits                     2

Part II - Financial Information

 Report of Independent Auditors                                  3

 Statement of Net Assets                                         4

 Statement of Changes in Net Assets                              5

 Notes to Financial Statements                                 6-7

 Other Information                                               8

 Auditors' Consent                                               9
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                         THE CATO CORPORATION

                     EMPLOYEE STOCK PURCHASE PLAN



                               INDEX

            Form 11-K for the Period Ended September 30, 1994
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Exhibit    Description
  No.       Of Exhibit                                     Page No.
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1.         Consent of Ernst & Young LLP, Independent Auditors    9
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                REPORT OF INDEPENDENT AUDITORS

The Employee Benefit Plan Administrative Committee
The Cato Corporation

We have audited the accompanying statement of net assets of The Cato Corporation Employee Stock Purchase Plan as of September 30, 1994, and the related changes in net assets for the eleven-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of The Cato Corporation Employee Stock Purchase plan at September 30, 1994, and the changes in net assets for the eleven-month period then ended, in conformity with generally accepted accounting principles.
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December 14, 1994



                              Ernst & Young LLP



                              By:  /s/ Ernst & Young LLP
                                   ----------------------
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                   STATEMENT OF NET ASSETS
        THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN

                      September 30, 1994
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
Receivable from Company                      $    627
                                             --------

Net assets                                   $    627
                                             ========







See accompanying notes.
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               STATEMENT OF CHANGES IN NET ASSETS
        THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN

         Eleven Month Period Ended September 30, 1994

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
Employee Contributions                                 $   464,462

Deductions:

Purchases of Common Stock (41,528 shares)                  437,318
Withdrawals                                                 26,517

                                                          --------
                                                           463,835
                                                          ---------

Net Increase                                                   627

Net Assets at Beginning of Period                                0
                                                          ---------

Net Assets at End of Period                            $       627
                                                          =========






See accompanying notes.
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        THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                 NOTES TO FINANCIAL STATEMENTS

                      September 30, 1994



NOTE 1 - BASIS OF PRESENTATION

The accompanying financial statements of The Cato Corporation
Employee Stock Purchase Plan ("the Plan") have been prepared on the accrual basis.

NOTE 2 - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN
PROVISIONS

The Board of Directors of The Cato Corporation adopted the Plan on
September 23, 1993 and the Plan was approved by Shareholders of the Company at the Annual Meeting of Shareholders on May 19, 1994. The
Plan became effective as of November 1, 1993 and will terminate on September 20, 2003, unless extended by the Board of Directors or terminated sooner by the sale of all Shares offered under the Plan.
Of the 250,000 shares of the Cato Corporation Common Stock originally reserved under the Plan, 208,472 shares remain available at September 30, 1994.

The purpose of the Plan is to provide eligible employees with an opportunity to participate in the accumulation and potential appreciation in value of the Common Stock of The Cato Corporation. Under the terms of the Plan, all eligible employees of the Company, through payroll deductions, are allowed to purchase, at six-month intervals specified in the Plan, shares of Common Stock at a 15% discount from the last reported sale price of the Common Stock on the NASDAQ National Market System. In addition to the Common Stock which may be purchased through payroll deductions, Common Stock discounted 15% may also be purchased by each plan participant by a one-time election on April 15 of each year in an amount not to exceed $10,000. The purchase price at which shares will be sold during each offering period is 85% of the lower of the fair market value at (1) the beginning date of an offering period or (2) ending date of an offering period. The purchase price for the one-time election is 85% of the last sale price on or before the April 15 date as listed on the NASDAQ Nation Market System.

Contributions are limited to 10 percent of compensation for the biannual purchases made through payroll deductions. The aggregate fair market value of Shares of Common Stock that may be purchased by any participant during any calendar year may not exceed
$25,000. Pending investment, funds may be held by The Cato Corporation. In addition to employee contributions, all dividends paid on Common Shares purchased through the plan shall be automatically reinvested in additional shares.
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A participant may withdraw all or any portion of the full shares held in the participant's account under the Plan by notifying The
Cato Corporation in writing. A participant may suspend payroll deductions at any time and applicable payroll deductions will be returned to the participant.

The Plan is a stock purchase plan as defined in Section 423 of the Internal Revenue Code of 1986, as amended. Substantial tax benefits are allowed to participants with respect to the treatment of the stock purchased within the plan, provided certain holding period requirements are met.

All costs to administer the Plan are paid by the Company.



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                            SIGNATURES

   In accordance with the requirements of the Securities Exchange
Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
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
DATE:  December 29, 1994
                                   The Cato Corporation



                                   By:  /s/ Alan E. Wiley
                                       ---------------------------

                                        Executive Vice President-
                                        Secretary, Chief Financial
                                        and Administrative Officer

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                      AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration
Statement (Form S-8, No. 33-69844) pertaining to The Cato Corporation Employee Stock Purchase Plan of our report dated December 14, 1994, with respect to the financial statements of The Cato Corporation Employee
Stock Purchase Plan included in this Annual Report (Form 11-K) for the eleven-month period ended September 30, 1994.
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
Charlotte, North Carolina
December 28, 1994


                                  Ernst & Young LLP




                                  By: /s/ Ernst & Young LLP
                                      ----------------------

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